Exhibit 99.1

TSX:	IMG	NYSE:	IAG	BSE:	IAMGOLD

NEWS RELEASE

IAMGOLD REPORTS 223% INCREASE IN SECOND QUARTER NET EARNINGS

FROM CONTINUING OPERATIONS

All amounts are expressed in U.S. dollars, unless otherwise indicated.

Footnotes have been placed below the last table in the release.

Toronto, Ontario, August 10, 2011 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today reported its unaudited consolidated financial and operating results for the second quarter ended June 30, 2011.

Net earnings attributable to equity shareholders were $478.9 million ($1.28 per share) in the quarter, including the gain of $402.6 million from the sale of the Tarkwa and Damang mines. Adjusted net earnings from continuing operations attributable to equity shareholders1, which excludes the Tarkwa and Damang mines as well as the Mupane mine reclassified as a discontinued operation, were $69.7 million ($0.19 per share) compared to $19.3 million ($0.05 per share) in the second quarter of 2010.

“Overall, our second quarter results demonstrate solid progress in executing our strategy to maximize the value of the mines we own and operate”, said Steve Letwin, IAMGOLD’s President and CEO. “In January, we said our plan was to divest our minority interest in the Tarkwa and Damang mines for proceeds in excess of $600 million and by the end of June we had closed the sale for gross proceeds of $667 million. During that period, we also confirmed a near 700% increase in mineral resources at our niobium mine and increased our dividend by 150%.”

Mr. Letwin further commented, “In a rising gold price environment we were able to achieve, on a year-to-date basis, a 34% expansion in our gold margins2, despite a 16% year-over-year increase in cash costs. Operationally the quarter was a challenging one. Cash costs2 increased from the first quarter mainly due to lower production at Essakane, the result of a short term water shortage that has been permanently rectified. We also had higher labour, energy and raw material costs, which are rising across the industry, and higher royalties commensurate with increasing gold prices. All eyes are on containing costs throughout our operations and we are working on several initiatives to drive them down in the ensuing quarters.”

Second Quarter 2011 Highlights

•	Revenues from continuing operations increased by 75% to $345.7 million from $198.1 million in the second quarter of 2010.

•	Net earnings from continuing operations attributable to equity shareholders increased by 223% to $74.5 million ($0.20 per share) from $23.1 million ($0.06 per share) in the second quarter of 2010.

•

Adjusted net earnings from continuing operations attributable to equity shareholders[1] (excluding Tarkwa, Damang and Mupane mines) increased by 261% to $69.7 million ($0.19 per share) from $19.3 million ($0.05 per share) in the second quarter of 2010.

•

Gold margin[2] increased by 35% from $607 per ounce during the second quarter of 2010 compared to $818 per ounce during the second quarter of 2011 as price increases more than offset the increases in costs.

•	Net earnings attributable to equity shareholders of $478.9 million ($1.28 per share) included a gain of $402.6 million from the sale of Tarkwa and Damang.

•	Adjusted operating cash flow[1] from continuing operations of $149.2 million ($0.40 per share1) increased by 81% compared to $82.6 million ($0.22 per share1) in the second quarter of 2010.

IAMGOLD CORPORATION – 2011 SECOND QUARTER NEWS RELEASE – JUNE 30, 2011 (UNAUDITED)

•	Proceeds of $667.0 million cash from the sale of IAMGOLD’s 18.9% interest in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited.

•

Financial position with cash, cash equivalents and gold bullion (at market) increased by $0.6 billion during the second quarter of 2011 to $1.2 billion at June 30, 2011. The increase was mainly driven by the proceeds of $667.0 million received from the disposal of IAMGOLD’s investment in Tarkwa and Damang.

•

Completion of an independent technical report confirming a near 700% increase in Niobec’s measured and indicated niobium resources to over 1.9 billion kilograms of contained niobium pentoxide, and an after-tax net asset value in the range of up to $2.0 billion.

•	Mupane mine reclassified as a discontinued operation and an agreement to divest from the mine has been signed with a purchaser in early August. The transaction is expected to close shortly.

•

On June 21, 2011, IAMGOLD announced an increased semi-annual dividend payment in the amount of $0.10 per share, representing a 150% increase in the annual dividend. The $37.5 million dividend was paid on July 20, 2011.

Production, Cash Costs and Gold Margin

Gold Operations

•

Attributable gold production of 188,000 ounces from continuing operations was up 60,000 ounces, or 47%, from 128,000 ounces in the second quarter of 2010. This was mainly due to Essakane which did not commence production until the third quarter of 2010, and produced 62,000 attributable ounces in the second quarter of 2011. In addition, production was slightly higher at Rosebel due to improved recoveries resulting from the construction of additional CIL tanks in 2010. These increases were partly offset by the mining of lower grade ore stacked at Yatela in prior periods. Total attributable gold production including discontinued operations was 198,000 ounces (190,000 ounces in the second quarter of 2010).

•

Weighted average cash cost from continuing operations[2] of $697 per ounce compared to $593 per ounce in the second quarter of 2010 due to a number of factors. As gold price increased, the sites maximized their margins by mining lower grades which increased cash costs. In addition, the industry continued to be impacted by the rising costs of fuel, labour and raw materials. Higher oil prices led to higher haulage and power generation costs. In addition, royalties increased by $22 per ounce with the increase in gold prices.

•	Gold margin per ounce[2] increased from $607 in the second quarter of 2010 to $818 in the second quarter of 2011 as price increases more than offset the the increases in costs.

Niobec Mine

•

Niobium production of 1.1 million kilograms, similar to production in the second quarter of 2010, and a $14 per kilogram operating margin[2] compared to $19 per kilogram in the second quarter of 2010. Mainly due to the inclusion of the paste backfill process, a stronger Canadian dollar and higher prices and volumes of aluminum used in processing.

•

Completion of an independent technical report confirming IAMGOLD’s niobium mine potential with a near 700% increase in measured and indicated mineral resources and an estimated after-tax net asset value of up to $2.0 billion.

IAMGOLD CORPORATION – 2011 SECOND QUARTER NEWS RELEASE – JUNE 30, 2011 (UNAUDITED)

Review of Second Quarter 2011 Results

Results from discontinued operations (Mupane, Tarkwa and Damang mines) and the gain on disposal of Tarkwa and Damang mines are presented separately as net earnings from discontinued operations in the consolidated statement of earnings, and comparative periods have been adjusted accordingly.

Financial Performance

Revenues from continuing operations in the second quarter of 2011 was $345.7 million, a 75% increase from $198.1 million in the second quarter of 2010, primarily due to the addition of production from the Essakane mine and higher gold prices. For IAMGOLD’s continuing operations and joint ventures, the number of ounces of gold sold increased by 47% while the average realized gold price rose by 26% compared to the second quarter of 2010.

In the second quarter of 2011, net earnings from continuing operations attributable to equity shareholders increased by 223% to $74.5 million ($0.20 per share), compared to $23.1 million ($0.06 per share) in the second quarter of 2010.

Adjusted net earnings from continuing operations1 attributable to equity shareholders of $69.7 million ($0.19 per share) increased by 261% compared to $19.3 million ($0.05 per share) in the second quarter of 2010.

Adjusted operating cash flow from continuing operations1 of $149.2 million ($0.40 per share1) increased by 81% compared to $82.6 million ($0.22 per share1) in the second quarter of 2010. The increase is mainly due to the impact of higher production from continuing operations and higher per ounce gold margin.

Financial Position

Cash, cash equivalents and gold bullion (at market value) has improved with $1.2 billion as at June 30, 2011, compared to $0.4 billion at the end of 2010. During the second quarter of 2011, cash and cash equivalents increased mainly due to the proceeds received from the sale of the Company’s minority interest in the Tarkwa and Damang mines ($667.0 million). In the first quarter of 2011, the Company issued 1.7 million flow-through shares at a price of C$25.48 per share with gross proceeds of $43.3 million to fund prescribed resource expenditures on the Westwood project. The Company also received $48.8 million in the first quarter of 2011 for the disposal of the La Arena project in Peru.

The above proceeds were partially offset by capital expenditures in mining assets and exploration, resulting in a $776.7 million increase in cash and cash equivalents during the first six months of 2011.

As at June 30, 2011, $350.0 million of unused credit remained available under the Company’s credit facility. In addition, the Company had used $18.8 million from the $50.0 million revolving facility for the issuance of letters of credit.

IAMGOLD CORPORATION – 2011 SECOND QUARTER NEWS RELEASE – JUNE 30, 2011 (UNAUDITED)

Summary of Financial Results

(in $ millions)	June 30 2011	Change	December 31 2010
	$		$
Financial Position
Cash and cash equivalents and gold bullion
• at market value	1,198.0	191%	411.3
• at cost	1,089.4	250%	311.2
Total assets	4,070.5	19%	3,431.1
Equity	3,376.5	22%	2,758.1

(in $ millions, except where noted)	Second quarter ended June 30 2011	Change	Second quarter ended June 30 2010	Six months ended June 30 2011	Change	Six months ended June 30 2010
	$		$	$		$
Results of Continuing Operations
Revenues	345.7	75%	198.1	759.7	80%	421.5
Mining costs including depreciation, depletion and amortisation	200.0	63%	122.7	409.5	61%	253.9

Earnings from mining operations	145.7	93%	75.4	350.2	109%	167.6

Net earnings from continuing operations attributable to equity shareholders	74.5	223%	23.1	207.7	203%	68.6

Basic earnings from continuing operations attributable to equity shareholders per share ($/share)	0.20	233%	0.06	0.56	195%	0.19

Net earnings attributable to equity shareholders	478.9	1,523%	29.5	632.3	630%	86.6

Basic net earnings attributable to equity shareholders per share ($/share)	1.28	1,500%	0.08	1.69	635%	0.23

Adjusted net earnings from continuing operations attributable to equity shareholders[1]	69.7	261%	19.3	187.7	223%	58.1
Basic adjusted net earnings from continuing operations attributable to equity shareholders per share ($/share)[1]	0.19	280%	0.05	0.50	213%	0.16

Cash Flows
Operating cash flow from continuing operations	12.2	(59%)	30.1	211.1	117%	97.2
Adjusted operating cash flow from continuing operations[1]	149.2	81%	82.6	368.1	102%	182.3
Adjusted operating cash flow from continuing operations per share[1] ($/share)	0.40	82%	0.22	0.98	100%	0.49

IAMGOLD CORPORATION – 2011 SECOND QUARTER NEWS RELEASE – JUNE 30, 2011 (UNAUDITED)

	Second quarter ended June 30 2011	Change	Second quarter ended June 30 2010	Six months ended June 30 2011	Change	Six months ended June 30 2010
Key Operating Statistics

Gold mines (Continuing operations)
Gold sales (000 oz)[3]	193	47%	131	459	56%	294
Average realized gold price ($/oz)	1,515	26%	1,200	1,447	26%	1,150

Attributable gold production (000 oz)
Continuing operations	188	47%	128	421	51%	278
Discontinued operations	10	(84%)	62	67	(43%)	118
Total	198	4%	190	488	23%	396

Cash cost from continuing operations ($/oz) [2]	697	18%	593	613	16%	528

Gold margin from continuing operations ($/oz)[2]	818	35%	607	834	34%	622

Operating results – Niobec mine
Niobium sales (millions of kg Nb)	1.3	18%	1.1	2.3	5%	2.2
Niobium production (millions of kg Nb)	1.1	-	1.1	2.2	(4%)	2.3
Operating margin ($/kg Nb)[2]	14	(26%)	19	15	(21%)	19

IAMGOLD CORPORATION – 2011 SECOND QUARTER NEWS RELEASE – JUNE 30, 2011 (UNAUDITED)

Operations Summary

Attributable Gold Production and Cash Cost per Ounce

The table below presents the gold production attributable to the Company along with the weighted average cash cost per ounce of production.

	Gold Production		Total Cash Cost[2]		Gold Production		Total Cash Cost[2]
	Second quarter ended June 30		Second quarter ended June 30		Six months ended June 30		Six months ended June 30
	2011	2010	2011	2010	2011	2010	2011	2010
IAMGOLD Operator	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz

Rosebel (95%)	87	82	704	567	187	175	618	508
Essakane (90%)	62	-	613	-	157	-	501	-
Doyon division (100%)[a]	-	2	-	280	-	2	-	280
	149	84	666	560	344	177	565	505
Joint Ventures

Sadiola (41%)	33	29	705	636	63	59	714	587
Yatela (40%)	6	15	1,401	697	14	42	1,352	544
	39	44	817	656	77	101	829	569
Continuing operations	188	128	697	593	421	278	613	528
Discontinued operations	10	62	1,271	687	67	118	792	676
Total	198	190	729	623	488	396	637	572

Continuing operations
Cash cost excluding royalties			610	528			533	467
Royalties			87	65			80	61
Cash cost[2]			697	593			613	528

a  As a cost savings initiative, the ore mined from Mouska has been stockpiled and will be batch processed later in 2011.

IAMGOLD CORPORATION – 2011 SECOND QUARTER NEWS RELEASE – JUNE 30, 2011 (UNAUDITED)

ROSEBEL MINE, SURINAME

Attributable gold production at the Rosebel mine was 87,000 ounces, up 7% from the second quarter of 2010. This was mainly due to improved gold recoveries resulting from the leaching circuit expanded in late 2010. However, lesser access to high grade materials during the rainy season resulted in production being lower than the previous three quarters. Compared to the first quarter of 2011, production declined 13% due to a change in mining sequence.

The site faced cost pressures during the quarter as higher oil prices increased the cost of hauling and thermal power. Labour costs were higher year-over-year due to inflationary factors in the Surinamese economy and royalties increased with rising gold prices, partly offset by the devaluation of the Surinamese dollar.

Expansion

At Rosebel, expansion is focused on optimization of the open pit mine. The feasibility study to expand plant capacity is progressing as planned. Without expansion, mill throughput would decline going forward as the ore mix trends to higher proportions of hard rock. The cost of the staged expansion is expected to total an additional $185 million over the next seven years versus the no-expansion case with sustaining and replacement capital only. Additional grinding capacity will allow mill throughput to be maintained between 12 and 14 million tonnes per year, even with the increased hard rock volumes. Coupled with additional mining equipment, this will increase annual mining capacity to 70 million tonnes to optimize mill feed grades. The expansion essentially brings gold production forward in time and reduces long-term fixed costs by reducing the currently planned mine life.

In May 2011, the Company reached a framework agreement with the Government of Suriname to support a substantial capacity increase at the Rosebel gold mine. The Framework is centered on IAMGOLD’s increased investment in brownfield and other near plant resource development, infrastructure and energy.

ESSAKANE MINE, BURKINA FASO

Attributable production during the second quarter of 2011 was 62,000 ounces, compared to 95,000 ounces during the first quarter of 2011 mostly due to the impact of an extended crusher repair and a brief water shortage before the beginning of the rainy season. The crusher repair has been completed and has now ramped up to normal production levels. The arrival of the rainy season has filled the water reservoirs .and the site is well into a capital program to build an additional bulk water storage facility to add approximately 50% more storage capacity for the coming year as well as doubling the pumping capacity between the water capture point and the water storage reservoirs. This expansion is expected to be completed this year and in time to fill with 2011 rainfall.

Cash costs2 in the second quarter were higher compared to the first quarter of 2011 mainly due to lower production. In addition, cash costs increased due to higher energy prices, upward pressure on consumable prices and higher royalties due to higher gold prices.

Expansion

A feasibility study to expand the mine is currently in progress and is expected to be completed in the third quarter of 2011. The current mine plan includes processing soft rock for the first three years at a rate of 9.0 million tonnes per year starting in 2011, followed by approximately nine years of processing hard rock. The study is expected to demonstrate that the hard rock capacity of the mine could be expanded to process approximately 10.8 million tonnes per year, compared to the current estimate of 5.4 million tonnes per year. The expectation is for life-of-mine average annual gold production of between 450,000 and 470,000 ounces (on a 100% basis), compared to the current estimate of 315,000 ounces. Assuming a positive outcome of the study, construction could commence in the fourth quarter of 2011.

DOYON DIVISION, CANADA

As a cost savings initiative, the ore mined from Mouska has been stockpiled and will be batch processed later in 2011.

SADIOLA MINE, MALI

Attributable gold production of 33,000 ounces for the second quarter of 2011 was 14% higher than the second quarter of 2010 as a result of higher throughput.

IAMGOLD CORPORATION – 2011 SECOND QUARTER NEWS RELEASE – JUNE 30, 2011 (UNAUDITED)

Cash costs[2] rose during the second quarter by 11% year-over-year primarily due to higher costs of energy and consumables and higher labour costs attributed to a revised mining contract finalized in the fourth quarter of 2010. Royalties were up 23% due to higher realized gold prices.

Sadiola distributed a $12 million dividend to IAMGOLD during the quarter (2010 IAMGOLD’s share $25.0 million).

Expansion

The feasibility study on the sulphide project to expand the processing facility to process hard rock in conjunction with soft rock was completed in 2010 and a construction decision is expected during 2011.

IAMGOLD took the lead in this work with an innovative approach to reduce cost and re-engineer the construction schedule. The potential to add more resources and reserves to the sulphide deposit as well as to the other satellite deposits remains encouraging and will be pursued in 2011.

YATELA MINE, MALI

Attributable gold production of 6,000 ounces during the second quarter of 2011 was down from 15,000 ounces in the second quarter of 2010 due to the mining of lower gold stacked in prior periods. After the completion of mining the bottom of the main pit in early 2010, mine production has shifted to a longer-haul satellite pit, which resulted in lower grades and higher waste stripping.

Cash costs2 during the current quarter were significantly higher than the same period in 2010 due to production being less than half of what it was in the prior year. In addition, the site faced similar cost pressures as Sadiola.

Yatela did not distribute a dividend during the second quarter of 2011 (2010 – $64.8 million, IAMGOLD’s share $25.9 million).

MUPANE MINE, BOTSWANA

At the end of the second quarter of 2011, IAMGOLD confirmed its plans to divest from the Mupane mine, located in Botswana. An agreement has been signed in early August to divest from the mine. Accordingly, the Mupane mine is presented as an asset held for sale and Mupane’s financial results are now reported under net earnings from discontinued operations in the consolidated statement of earnings.

Attributable Gold Sales Volume and Realized Gold Price

The following table presents the total ounces of gold sold and the realized gold price per ounce.

	Gold sales		Realized gold price		Gold sales		Realized gold price
	Second quarter ended June 30		Second quarter ended June 30		Six months ended June 30		Six months ended June 30
	2011	2010	2011	2010	2011	2010	2011	2010
	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
Operator	156	87	1,518	1,207	385	195	1,448	1,154
Joint ventures	37	44	1,500	1,187	74	99	1,444	1,144
Total sales from continuing operations(a)(b)	193	131	1,515	1,200	459	294	1,447	1,150

(a)

Attributable sales volume for the second quarters of 2011 and 2010 were 182,000 ounces and 126,000 ounces, respectively, and for the first six months of 2011 and 2010, 431,000 ounces and 284,000 ounces respectively, after taking into account 95% of Rosebel sales and 90% of the Essakane sales.

(b)

Continuing operations exclude Mupane, Tarkwa and Damang which are discontinued operations. Gold sales from discontinued operations for the second quarter of 2011 and 2010 were 13,000 ounces and 62,000 ounces, respectively. Gold sales from discontinued operations for the first six months of 2011 and 2010 were 72,000 ounces and 120,000 ounces respectively.

IAMGOLD CORPORATION – 2011 SECOND QUARTER NEWS RELEASE – JUNE 30, 2011 (UNAUDITED)

Gold sales volumes from continuing operations increased in the second quarter of 2011 compared to the second quarter of 2010, mainly due to commencement of commercial production at Essakane partially offset by lower sales at Yatela. The average spot gold price on the London Bullion Market Association (“LBMA”) for the second quarter of 2011 was $1,506 per ounce, versus $1,197 per ounce in the same period in 2010.

NIOBEC MINE, CANADA

	Second quarter ended June 30				Six months ended June 30
	2011	Change		2010	2011	Change		2010
Operating results – Niobec Mine
Niobium production (millions of kg Nb)	1.1	-		1.1	2.2	(4%	)	2.3
Niobium sales (millions of kg Nb)	1.3	18%		1.1	2.3	5%		2.2
Operating margin ($/kg Nb)[2]	14	(26%	)	19	15	(21%	)	19

Niobium production during the current quarter was similar to the same quarter in the prior year as higher throughput offset the impact of lower grades.

Niobium revenues were $48.1 million in the second quarter of 2011 compared to $38.9 million in the same period in 2010, due to 18% increase in sales volume and higher realized niobium prices during the quarter.

The operating margin per kilogram of niobium2 decreased by $5 per kilogram during the current quarter compared to the same period in the prior year. As expected, the inclusion of the paste backfill process lowered operating margin per kilogram of niobium as the process adds costs to mining the new reserves. In addition, the operating margin per kilogram of niobium was adversely impacted by the stronger Canadian dollar, and higher prices of aluminum used in processing compared to 2010.

Expansion

On June 20, 2011 the Company announced that it had filed an independently prepared NI 43-101 compliant preliminary economic assessment (“PEA”) on the Niobec mine. The PEA reflect potential for a near 700% increase in measured and indicated mineral resource to over 1.9 billion kilograms of contained niobium pentoxide, and a potential threefold increase in niobium production to a level of 15 million kilograms per year.

Based on higher metal prices and lower operating costs, the operating margin is estimated to increase to $28 per kilogram of niobium. Under the above assumptions, the remaining mine life would exceed 40 years with an estimated after-tax net asset value of up to $2.0 billion.

The PEA examined the impact of changing the existing underground mine to either of two bulk mining methods, the open pit scenario or the block caving scenario. Planned for completion by the end of 2011, a pre-feasibility study is currently underway to determine which of the two methods will provide the best financial returns.

In addition, the Company has identified an underexplored Rare Earth Element (REE) zone at the Niobec site and exploration and metallurgical testwork has been initiated.

IAMGOLD CORPORATION – 2011 SECOND QUARTER NEWS RELEASE – JUNE 30, 2011 (UNAUDITED)

Development Projects

CANADA – WESTWOOD PROJECT

Mining plan and resources

On December 21, 2009, IAMGOLD announced continued positive results from an updated preliminary assessment study (the “Study”) on its 100% owned Westwood development project located two kilometres from the Company’s Doyon gold mine in the Abitibi region of Northern Quebec. In addition, on February 15, 2011, the Company announced the indicated and inferred resources increased by 6% to 3.7 million ounces. The project remains on plan for completion by early 2013 with an estimated total cost of $500 million.

The Study is classified as preliminary as most of the resources delineated at Westwood are in the inferred category. The Study includes mine planning, capital and operating cost estimation, rock mechanics, metallurgical work, and overall economic studies that are advanced, due in part to the knowledge obtained from the Doyon mine.

Construction

The Westwood project expenditures, excluding exploration, in the second quarter of 2011 totaled $32.9 million (before tax credits) (first six months of 2011 – $53.5 million) with significant infrastructure preparation and construction, including the completion of a number of hoist elements, the fire detection system with the new pump house, the waste silo foundation, and the beginning of the ground support of the six-metre diameter ventilation shaft. During the second quarter of 2011, shaft sinking reached 1,322 metres, with the installation of a spill pocket and the safety bulkhead under the 104-0 level, and underground development work including 2,260 metres of lateral and vertical excavation achieved (first six months of 2011 – 4,366 metres).

Exploration

More than 22,500 metres of exploration drilling and valuation drilling were completed in the second quarter of 2011, totalling $2.8 million (before tax credits) (first six months of 2011 – $5.4 million). The exploration ramp and drift was extended by 1,350 metres in the second quarter of 2011 to provide better drilling access allowing definition drilling of the upper parts of the deposit which will be mined early in the production sequence as well as improve access to drill off extensions to the known ore lenses at depth.

Ongoing drilling programs for 82,000 metres are planned in 2011 and aimed at finding additional inferred resources and continued upgrading of existing inferred mineral resources to measured and indicated categories.

Outlook 2011

Evaluation activities planned in 2011 for a total of $128.9 million (net of tax credits of $14.9 million) are as follows:

•	complete construction of the surface waste silo to allow ore development by the end of 2011,
•	achieve shaft sinking plan (1,560 metres by end of 2011),
•	complete the six-metre ventilation raise boring,
•	ground support to the six-metre ventilation raise boring,
•	start construction of the 84-0 level hydrostatic plug to close Doyon underground accesses,
•	infill and step-out drilling for resource development (82,000 metres), and
•	total vertical and horizontal development of nearly 13,000 metres.

SOUTH AMERICA – ECUADOR – QUIMSACOCHA

The Quimsacocha project has probable reserves of 8.1 million tonnes, at an average grade of 6.5 grams of gold per tonne of ore containing 1.7 million ounces of gold, within an indicated resource of 9.9 million tonnes, at an average grade of 6.6 grams of gold per tonne of ore containing 2.1 million ounces of gold.

The Company has obtained the requisite permits and authorization to advance feasibility work.

The Company maintains regular contact and dialogue with senior government officials in order to obtain needed clarity on fiscal and other matters, including the analysis of the model mining contracts recently released by the Ecuadorian government. The Company is also closely following the progress of mining contract negotiations involving three projects in Ecuador, which may serve to clarify certain key items.

IAMGOLD CORPORATION – 2011 SECOND QUARTER NEWS RELEASE – JUNE 30, 2011 (UNAUDITED)

Assessment of the project’s financial viability continues as the Company works to clarify key fiscal and other applicable dimensions. Evaluation expenditures expected in 2011 of $3.1 million are based on continuing with the current level of activity. The Company plans to determine whether the new contract model and the government’s position offer flexibilities that will allow advancement of the project.

Exploration

IAMGOLD’s exploration efforts remain focused in West Africa, select countries of South America, and the province of Quebec in Canada. With a strategic mandate for organic growth, the Company has multiple projects underway and is pursuing advanced exploration joint venture or acquisition opportunities.

In the second quarter of 2011, IAMGOLD incurred $27.0 million on exploration projects compared to $26.2 million in the second quarter of 2010. The second quarter of 2011 expenditures included:

•

near-mine exploration and resource development expenditures of $12.9 million (first six months of 2011 – $24.5 million) including the initial stages of a planned resource expansion and delineation drilling program of more than 95,000 metres at Rosebel in Suriname for $3.3 million (first six months of 2011 – $5.6 million), $2.8 million (first six months of 2011 – $5.4 million) directed at an exploration and resource delineation drilling program of more than 82,000 metres at the Westwood development project in Quebec, and a drill delineation program of more than 72,000 metres at Essakane in Burkina Faso for $3.0 million (first six months of 2011 – $4.8 million);

•

implementation of a supplemental exploration and resource expansion program of 18,500 metres of drilling at Niobec (first six months of 2011 – $2.5 million) bringing the revised exploration and resource delineation forecast to $3.1 million; and

•

greenfield exploration of $14.1 million (first six months of 2011 – $23.2 million) conducted at 16 projects in 8 countries in Africa and the Americas, including two advanced exploration sites. These initiatives are part of IAMGOLD’s long-term commitment to reserves replenishment and organic growth.

Commitment to Zero Harm Continues

•

On May 23, 2011, IAMGOLD was honoured with the 2011 Syncrude Award for Excellence in Sustainable Development for our Zero Harm vision. This award promotes the Canadian minerals industry as an active seeker of sustainability solutions that engage and affect the Canadian public. Sustainability is defined as meeting the needs of the present generation without compromising the ability of future generations to meet their needs. Sustainable development includes the interdependent and mutually reinforcing pillars of economic development, social development and environmental protection. This award recognizes extraordinary systems, programs or processes that have far-reaching and positive sustainability effects in all industry sectors across Canada. It recognizes those individuals, communities, organizations, corporations or academics that are working to create economic wealth while mitigating environmental impacts and acting inclusively towards all segments of society.

•	IAMGOLD made the 2011 Maclean’s/Jantzi-Sustainalytics list of the 50 Most Responsible Corporations in Canada for the second year in a row.

•	IAMGOLD also ranked first in the mining industry in Canada’s Best 50 Corporate Citizens in 2011 CSR publication Corporate Knights Magazine.

•	The frequency of all types of serious injuries (measured as DART rate4) across IAMGOLD during the second quarter of 2011 decreased marginally to 0.99 compared to 1.00 in the second quarter of 2010.

•

The importance of continually striving for Zero Harm is a core value for IAMGOLD. The Company strives to eliminate all injuries through programs that reinforce the importance of constant vigilance in the workplace and the adoption of safe work practices.

IAMGOLD CORPORATION – 2011 SECOND QUARTER NEWS RELEASE – JUNE 30, 2011 (UNAUDITED)

2011 Outlook

IAMGOLD revised its guidance for production and cash costs for 2011 as follows:

	2011 Revised Guidance Issued in August 2011	2011 Revised Guidance Issued in May 2011
Attributable gold production (000 oz)
Mines owned and operated by IAMGOLD
Rosebel	360–380	360–380
Essakane	340–360	370–390
Mouska	25–30	25–30
	725–770	755–800
Sadiola and Yatela mines	145–160	145–160

Total attributable production from continuing operations	870–930	900–960

Discontinued operations (Mupane, Tarkwa and Damang)	67	100–110

Total	940–1,000	950–1,050

Cash cost ($/oz of gold) from continuing operations[2]	620–650	590–620

Average gold price ($/oz)	1,500	1,400
Average crude oil price ($/barrel)	95	100
Average foreign exchange rate (C$/US$)	1.00	1.00
Average foreign exchange rate (US$/€)(a)	1.40	1.40
Niobium production
Niobec (millions of kilograms)	4.5–5.0	4.5–5.0
Operating margin ($/kg Nb)[2]	15–17	15–17

     (a)     Applies to the Essakane mine.

Guidance for Gold Production

The continuing operations production guidance for 2011 was revised to reflect the sale of the 18.9% interest in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited, and the commitment of the Company, in the second quarter of 2011, to a plan to divest from the Mupane mine located in Botswana.

Essakane’s attributable production in 2011 is now expected to be between 340,000 and 360,000 ounces. The 30,000 ounce reduction from the original guidance reflects the lower production in the second quarter of 2011. The second quarter reduction was mainly due to an extended crusher repair and a brief water shortage before the beginning of the rainy season which commenced a few weeks later than normal. The crusher has now ramped up and the water reservoirs have filled with the arrival of the rainy season. The site is well into a capital program to build an additional bulk water storage facility to add approximately 50% more storage capacity for the coming year as well as doubling the pumping capacity between the water capture point and the water storage reservoirs.

Guidance for Cash Cost per Ounce2

The Company revised its guidance for its cash cost per ounce2 of gold in 2011 to between $620 and $650 per ounce, $30 per ounce higher than the previous guidance issued in May 2011. This increase primarily reflects the update in production at Essakane, exclusion of Tarkwa, Damang and Mupane which are discontinued operations, and an update of business environment assumptions such as the price for gold, price of oil, and foreign exchange rates.

IAMGOLD CORPORATION – 2011 SECOND QUARTER NEWS RELEASE – JUNE 30, 2011 (UNAUDITED)

Niobec Guidance

The Niobec mine’s production for 2011 is expected to be between 4.5 million and 5.0 million kilograms with an operating margin2 of between $15 and $17 per kilogram.

SUPPLEMENTAL INFORMATION

Adjusted net earnings from continuing operations attributable to equity shareholders

Adjusted net earnings from continuing operations attributable to equity shareholders and adjusted net earnings from continuing operations attributable to equity shareholders per share are non- GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings from continuing operations attributable to equity shareholders and adjusted net earnings from continuing operations attributable to equity shareholders per share are intended to provide additional information, but do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings from continuing operations attributable to equity shareholders represent net earnings from continuing operations attributable to equity shareholders excluding certain impacts, net of tax, such as impairment charge, changes in asset retirement obligations for closed properties, unrealized derivative gain or loss on warrants held as investments, gain/loss on sale of marketable securities and assets, foreign exchange gain or loss, and executive severance costs, as well as the impact of change in tax laws for mining taxes, and unrealized gain on foreign exchange translation of deferred income and mining tax liabilities. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS. The following table provides a reconciliation of net earnings from continuing operations attributable to equity shareholders as per the unaudited condensed consolidated interim statement of earnings, to adjusted net earnings from continuing operations attributable to equity shareholders.

IAMGOLD CORPORATION – 2011 SECOND QUARTER NEWS RELEASE – JUNE 30, 2011 (UNAUDITED)

Adjusted net earnings from continuing operations attributable to equity shareholders	Second quarter ended June 30 2011	Second quarter ended June 30 2010	Six months ended June 30 2011	Six months ended June 30 2010
(in $ millions, except for number of shares and per share amounts)	$	$	$	$

Net earnings from continuing operations attributable to equity shareholders	74.5	23.1	207.7	68.6
Executive severance costs	-	-	-	0.8
Foreign exchange loss (gain)	(5.1)	(5.2)	0.2	(3.5)
Unrealized derivative loss (gain) on warrants held as investments	0.8	1.2	(2.0)	(0.3)
Loss (gain) on sales of marketable securities	(0.6)	0.2	(0.8)	(7.9)
Gain on sales of assets	(1.1)	-	(16.0)	-
Impact of significant change in mining tax laws	5.5	-	5.5	-
Unrealized loss (gain) on foreign exchange translation of deferred income and mining tax liabilities	(4.3)	-	(6.9)	0.4
	(4.8)	(3.8)	(20.0)	(10.5)
Adjusted net earnings from continuing operations attributable to equity shareholders	69.7	19.3	187.7	58.1

Basic weighted average number of common shares outstanding (in millions)	374.9	371.2	374.3	370.3

Basic adjusted net earnings from continuing operations attributable to equity shareholders of the Company per share ($/share)	0.19	0.05	0.50	0.16

IAMGOLD CORPORATION – 2011 SECOND QUARTER NEWS RELEASE – JUNE 30, 2011 (UNAUDITED)

Adjusted operating cash flows (continuing operations)

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share from continuing operations. Adjusted operating cash flow is defined as cash generated from continuing operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital and long-term ore stockpiles. Working capital can be volatile due to numerous factors including build-up of inventories. Management believes that, by excluding these items from operating cash flow from continuing operations, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of adjusted operating cash flow from continuing operations:

(in $ millions, except where noted)	Second quarter ended June 30 2011	Second quarter ended June 30 2010	Six months ended June 30 2011	Six months ended June 30 2010
	$	$	$	$

Cash generated from operating activities (continued operations) per the unaudited consolidated interim financial statements	85.0	68.8	288.4	159.6
Adjusting items from non-cash working capital items and long-term ore stockpiles:
Accounts receivable and other assets	9.6	(7.6)	9.9	(16.0)
Inventories and long-term stockpiles	46.3	18.1	63.1	22.0
Accounts payable and accrued liabilities	8.3	3.3	6.7	16.7
Adjusted operating cash flow	149.2	82.6	368.1	182.3

Basic weighted average number of common shares outstanding (in millions)	374.9	371.2	374.3	370.3
Basic adjusted operating cash flow per share ($/share)	0.40	0.22	0.98	0.49

Footnotes

[1]

Adjusted net earnings from continuing operations attributable to equity shareholders, adjusted net earnings from continuing operations attributable to equity shareholders per share, adjusted operating cash flow from continuing operations, and adjusted operating cash flow from continuing operations per share are non-GAAP measures. Refer to the Supplemental Information section above for reconciliation to GAAP measures.

[2]

Cash cost per ounce, gold margin per ounce and operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

[3]	Gold sales include 100% sales of Rosebel, Essakane and the Doyon division, 41% of sales from Sadiola, and 40% of sales from Yatela.

[4]	The DART rate refers to the number of Days Away, Restricted Duty or Job Transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION – 2011 SECOND QUARTER NEWS RELEASE – JUNE 30, 2011 (UNAUDITED)

CONFERENCE CALL

A conference call will be held on August 11, 2011 at 9:00 a.m. (Eastern Daylight Time) for a discussion with management regarding the Company’s operating performance and financial results for the second quarter. A webcast of the conference call will be available through the Company’s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-866-551-1530 or 1-212-401-6700 passcode: 2070074#

A replay of this conference call will be available from 6:00 p.m. August 11th to September 11th, 2011. Access this replay by dialling: North America toll-free: 1-866-551-4520 or 1-212-401-6750, passcode:274408#

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “mineral resources”, that the SEC guidelines strictly prohibit the Company from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2010 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

U.S. Investors Should Note

The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this new release, such as “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and regions of Canada. IAMGOLD also operates Niobec, a niobium mine in the Canadian province of Quebec.

IAMGOLD CORPORATION – 2011 SECOND QUARTER NEWS RELEASE – JUNE 30, 2011 (UNAUDITED)

For further information please contact:

Bob Tait, VP Investor Relations,

Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations

Tel: (416) 933-4952 Mobile (416) 670-3815

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/francais/default.asp.

IAMGOLD CORPORATION – 2011 SECOND QUARTER NEWS RELEASE – JUNE 30, 2011 (UNAUDITED)